Consolidated Statements of Assets Sold and Liabilities Transferred and Revenue and Direct Expenses of the Gateway Professional Business

**As of December 31, 2005, and 2006 and September 30, 2007 (unaudited)
and for the Years Ended December 31, 2004, 2005, and 2006 and
For the Nine Months Ended September 30, 2006 and 2007 (unaudited)**

Financial Statements and Supplementary Information

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statements of assets sold and liabilities transferred of the Gateway Professional Business ("the Business") as of December 31, 2006 and 2005, and the related consolidated statements of revenues and direct expenses for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated statements of assets sold and liabilities transferred and the related consolidated statements of revenues and direct expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for the inclusion in a Registration Statement on Form 8-K of MPC Corporation) as described in note 1 to the consolidated statements of assets sold and liabilities transferred and the related consolidated statements of revenues and direct expenses and are not intended to be a complete presentation of consolidated financial statements.

In our opinion, such consolidated statements present fairly, in all material respects, the assets sold and liabilities transferred of the Gateway Professional Business as of December 31, 2006 and 2005, and the related consolidated statements of revenue and direct expenses of the Business for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/   DELOITTE & TOUCHE LLP

Costa Mesa, California
November 27, 2007

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GATEWAY PROFESSIONAL BUSINESS
CONSOLIDATED STATEMENTS OF REVENUES AND DIRECT EXPENSES
For the Years Ended December 31, 2004, 2005 and 2006 and
For the Nine Months Ended September 30, 2006 and 2007 (unaudited)
(in thousands)

	December 31, 2004	December 31, 2005	December 31, 2006	September 30, 2006	September 30, 2007
				(Unaudited)	(Unaudited)
Net sales	$ 1,237,569	$ 1,074,894	$ 961,280	$ 766,348	$ 629,268
Cost of goods sold	1,073,946	968,836	888,813	705,885	560,228
Gross profit	163,623	106,058	72,467	60,463	69,040
Selling, general, and administrative expenses					
	96,376	81,475	76,322	61,546	40,660
Excess of Revenues over Direct Expenses /					
(Direct Expenses over Revenues)	$ 67,247	$ 24,583	$ (3,855)	$ (1,083)	$ 28,380

GATEWAY PROFESSIONAL BUSINESS
CONSOLIDATED STATEMENTS OF ASSETS SOLD AND LIABILITIES TRANSFERRED TO MPC CORPORATION
As of December 31, 2005 and 2006 and September 30, 2007 (unaudited)
(in thousands)

	December 31, 2005	December 31, 2006	September 30, 2007
			(Unaudited)
ASSETS SOLD:			
Current assets:			
Cash and cash equivalents	$ -	$ 1,815	$ 13
Accounts receivable, net	-	193	2,923
Due from Gateway, Inc.	-	487	1,115
Inventory:			
Components and subassemblies	2,982	14,511	25,438
Finished goods	34,981	17,157	-
Total inventory	37,963	31,668	25,438
Prepaid expenses	-	13	238
Total current assets	37,963	34,176	29,727
Property, plant, and equipment, at cost			
Office and production equipment	350	4,090	5,628
Furniture and fixtures	677	677	694
Internal-use software	-	2,000	2,000
Leasehold improvements	-	548	1,626
Less: Accumulated depreciation	(459)	(853)	(2,321)
Property, plant, and equipment, net	568	6,462	7,627
Total assets	$ 38,531	$ 40,638	$ 37,354
LIABILITIES TRANSFERRED:			
Current liabilities:			
Accounts payable	$ -	$ 542	$ 3,249
Customer prepayments	1,465	1,183	1,517
Warranty	7,982	17,408	23,037
Extended warranty deferred revenue	22,947	16,699	12,080
Other current liabilities	682	918	3,428
Total current liabilities	33,076	36,750	43,311
Warranty	2,425	15,414	18,098
Extended warranty deferred revenue	21,558	12,246	7,317
Total liabilities	$ 57,059	$ 64,410	$ 68,726

5

GATEWAY PROFESSIONAL BUSINESS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies:

On October 1, 2007, pursuant to the Asset Purchase Agreement ("the APA"), Gateway completed the sale to MPC Corporation ("MPC") of certain assets of its Professional Division and that portion of its Consumer Direct business engaged in selling products and services to small- to medium-sized businesses ("Gateway Professional Business") in exchange for (i) the assumption of certain warranty, employee and other liabilities by MPC of approximately $68.7 million, (ii) a promissory note from MPC that is expected to be in an amount of approximately $1.3 million, and equal to the difference between the book value of the transferred inventory and the book value of certain liabilities associated with the transferred employees and (iii) 19.9% of the outstanding equity of MPC (the "Transaction"). As part of the Transaction, a significant portion of the employees of Gateway's Professional Division have joined MPC and continue to work out of the North Sioux City, South Dakota facility. MPC has also assumed Gateway's ownership in its final assembly facility (GCC) located in a leased space in Nashville, Tennessee, and will take full responsibility for this facility, including the assembly of Gateway Professional Division products produced there. The accompanying financial statements represent the assets sold and liabilities transferred and revenue and direct expenses of the Gateway Professional Business and are not intended to be a full set of financial statements in accordance with GAAP.

Gateway Professional Business directly and indirectly sells its desktop and notebook computers and servers ("PCs"), PC-related products and services that are enabled by or connect with PCs to consumers, businesses, government agencies and educational institutions. PC-related products and services ("Non-PC") consist of all products and services other than the PC, including stand-alone displays, peripherals, software, accessories, extended warranty services, training, Internet access, web portals, security services, enterprise system and networking products and services.

The significant accounting policies used in the preparation of the consolidated financial statements of Gateway Professional Business are as follows:

(a) Basis of Presentation:

The accompanying consolidated statements contain financial information related to the sale of Gateway Professional Business and that portion of the Consumer Direct segment engaged in selling products and services to small- to medium-sized businesses of Gateway, Inc. to MPC Corporation, which closed on October 1, 2007, including Gateway, Inc.'s investment in the joint venture discussed below. The consolidated operating statements reflect only the revenue and direct expenses of the business sold to MPC Corporation and do not include any corporate overhead expenses, including corporate personnel costs, information technology costs, and interest expense, or income taxes incurred by Gateway, Inc. that may have been allocated to Gateway Professional Business because such information was not available or separately identified.

During 2006, Gateway Professional Business entered into a joint venture agreement with a significant original design manufacturer to provide a dedicated U.S. final assembly facility in LaVergne, Tennessee. Beginning in June 2006 and continuing through October 2006, Gateway Professional Business invested $5.6 million for a 60% interest in this joint venture, known as Gateway Pro Partners, LLC ("GCC"). The GCC assembles configure-to-order desktops, notebooks and servers according to Gateway Professional Business' customer specifications. The GCC also provides custom imaging services and government compliance certification. On September 28, 2007, Gateway Professional Business purchased the remaining 40% interest of the GCC for $2.4 million. The purchase price was substantially the same as minority interest held by the other party and the value was allocated to the net assets acquired. The accompanying consolidated statement of assets sold and liabilities transferred as of December 31, 2006 and the related consolidated statement of revenues and direct expenses for the year ended December 31, 2006 include the results of the GCC, which are immaterial to the statements as a whole, as if the Gateway Professional Business acquired a 100% ownership in the GCC in June, 2006.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the provisions for sales returns, bad debts in accounts receivable, excess and/or obsolete inventory, product warranty costs, and employee incentive programs including bonus and commissions.

(c) Cash and Cash Equivalents:

Gateway Professional Business considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount of these investments approximates fair value because of their short maturities.

(d) Inventory:

Inventory, which is comprised of component parts, both owned and consigned, subassemblies and finished goods, including refurbished PCs, is valued at the lower of weighted average cost or market. Component parts and subassemblies consist of raw materials and products other than the PC such as stand-alone displays, peripherals, software not included with the PC, and accessories. Gateway Professional Business performs an assessment of its inventories quarterly, reviewing the amounts of inventory on hand and under commitment against its latest forecasted demand requirements to determine whether excess or obsolescence write-downs are required.

(e) Internal-use Software:

Gateway Professional Business capitalizes only those direct costs associated with the actual development or acquisition of computer software for internal use, including costs associated with the design, coding, installation and testing of the system in accordance with AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred.

(f) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives, as follows:

	Estimated Useful Life (Years)
Office and Production Equipment	1-7
Furniture and Fixtures	7-10
Internal-use Software	3-7
Leasehold Improvements	Lesser of 10 or Lease Life

Upon sale or retirement of property, plant and equipment, the related costs and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of net income (loss).

(g) Warranty:

Gateway Professional Business provides standard warranties with the sale of its products. The estimated cost of providing the product warranty is recorded at the time revenue is recognized. Gateway Professional Business maintains product quality programs and processes including monitoring and evaluating the quality of its suppliers. Estimated warranty costs are affected by ongoing product failure rates, specific product class failures outside of experience and material usage and service delivery costs incurred in correcting a product failure or in providing customer support. A summary of changes in Gateway Professional Business' accrued warranty liability, which is included in both current liabilities and non-current liabilities, is as follows (in thousands):

7

	Year Ended December 31, 2005	Year Ended December 31, 2006	Nine Months Ended September 30, 2007 (Unaudited)
Accrued warranty, beginning of the period	$ 9,719	$ 10,407	$ 32,822
Accruals for warranties during the period	15,943	31,192	27,061
Settlements made	(15,255)	(8,777)	(18,748)
Accrued warranty, end of the period	$ 10,407	$ 32,822	$ 41,135

    (h)   Revenue Recognition:

Gateway Professional Business recognizes revenue on PCs, servers and Non-PC products when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. Revenue from training services is recognized as the services are provided. Revenue from Internet access, web portals, and security services provided by third parties is recognized as the services are provided based on subscriber counts reported to us by the service providers. If the actual subscriber counts or the economics associated with these subscriber counts prove to be more or less than originally reported by the service providers, Gateway Professional Business may be required to adjust revenue. Revenue from the sale of other services rendered by third parties, such as installation services, is generally recognized when such services are performed. Service revenue comprises less than 10% of net sales.

Gateway Professional Business records reductions in revenue in the current period for estimated future product returns and estimated rebate redemption rates related to current period sales. Management analyzes historical returns, current trends, changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowances in any accounting period. Management also analyzes historical rebate redemption rates, current trends and the interrelationship of these rates with the current rebate dollar amounts in evaluating rebate allowances. If actual returns exceed estimated returns or if actual rebate redemptions exceed estimates, we would be required to record additional reductions to revenue which would affect earnings in the period the adjustments are made. Gateway Professional Business also records reductions to revenue for estimated commitments related to other customer and sales incentive programs. This includes, among other things, trade-ins and referral credits. Future market conditions and product transitions may require us to increase customer incentive programs that could result in incremental reductions of revenue at the time such programs are offered, which would affect earnings in the period the adjustments are made. Gateway Professional Business recorded the following amounts against revenue for rebates for the years ended December 31, 2006, 2005, and 2004 of $0.2 million, $0.2 million, and $1.1 million, respectively. Gateway Professional Business recorded the following amounts against revenue for rebates for the (unaudited) nine months ended September 30, 2007 and 2006 of $0 and $0.2 million, respectively. Gateway Professional Business recorded the following amounts against revenue for returns for the years ended December 31, 2006, 2005, and 2004 of $27.3 million, $38.0 million, and $38.6 million, respectively. Gateway Professional Business recorded the following amounts against revenue for returns for the (unaudited) nine months ended September 30, 2007 and 2006 of $16.1 million and $21.5 million, respectively.

Gateway Professional Business offers its customers an option to purchase extended warranties. Revenue related to sales of extended warranties sold on behalf of third-parties is recognized at the time of sale, net of amounts due to the third-party. Revenue from sales of extended warranties where Gateway Professional Business is the legal obligor is deferred and recognized on a straight-line basis over the warranty service period. A schedule of additions to extended warranty deferred revenue which is included in other liabilities and other long-term liabilities and recognition of extended warranty revenue for the periods presented is as follows (in thousands):

	Year Ended December 31, 2005	Year Ended December 31, 2006	Nine Months Ended September 30, 2007 (Unaudited)
Extended warranty deferred revenue, beginning of the period	$ 70,039	$ 44,505	$ 28,945
Additions to extended warranty deferred revenue	8,930	9,059	4,113
Extended warranty revenue recognized	(34,464)	(24,619)	(13,661)
Extended warranty deferred revenue, end of the period	$ 44,505	$ 28,945	$ 19,397

Gateway Professional Business records revenue net of sales taxes or valued-added taxes levied by governmental authorities. Such taxes are considered current liabilities and included within accrued expenses until paid.

(i) Market Development Funds

Gateway Professional Business receives funding from various suppliers generically known as market development funds ("MDF") to encourage it to utilize certain components in the design or manufacture of its products, provide pass-through sales incentives to Gateway Professional Business' customers, or reimburse Gateway Professional Business for a portion of its qualifying advertising or sales efforts. Typically the vendor allocates these funds to Gateway Professional Business based on purchase volumes. Gateway Professional Business considers these funds earned and recognizes these arrangements when substantially all of the vendors' requirements for funding have been satisfied and collection is assured. If the underlying vendor requirement specifies that Gateway Professional Business incur or spend for qualifying advertising or sales efforts, these funds are offset against selling, general, and administrative expense, otherwise they are offset against cost of goods sold in the period earned.

(j)   Shipping and Handling:

Shipping and handling costs are included in costs of sales for all periods presented. Shipping and handling costs charged to customers is recorded as revenue in the period the related product sales revenue is recognized.

(k) Unaudited Information:

The accompanying consolidated financial information of Gateway Professional Business as of September 30, 2007, and for the nine months ended September 30, 2006 and 2007 have been prepared on the same basis as the audited consolidated financial information for each of the three years in the period ended December 31, 2006 and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary to fairly state the consolidated financial position and results of operations for the interim periods. The results for the interim periods are not necessarily indicative of results to be expected for any other interim period or the entire year.

2. Cash Flow Information:

The below table is not a complete consolidated statement of cash flows. It is a summary of cash flows related to operating and investing activities, to the extent available for the year and period indicated. There were no cash flows from financing activities (in thousands).

	For the Year Ended December 31, 2006	Nine Months Ended September 30, 2007 (Unaudited)
Cash flows from operating activities:		
Excess of Revenues over Direct Expenses / (Direct Expenses over Revenues)	$ (3,855)	$ 28,380
Changes in operating assets and liabilities		
Accounts receivable	(680)	(3,358)
Inventory	6,295	6,230
Prepaid expenses	(13)	(225)
Accounts payable	542	2,707
Warranty	22,415	8,313
Extended warranty deferred revenue	(15,560)	(9,548)
Customer prepayments	(282)	334
Other liabilities	236	2,510
Net cash provided by operating activities	9,098	35,343
Cash flows from investing activities:		
Purchases of property, plant and equipment	(5,894)	(1,165)
Net cash used in investing activities	(5,894)	(1,165)

3. Inventory:

The inventory sold per the APA refers to the goods that were legally transferred to MPC on the date of sale. The table below shows the amount of inventory in transit included in the December 31, 2005 and 2006 balances that was part of the on-going business (in thousands).

	December 31, 2005	December 31, 2006	September 30, 2007 (Unaudited)
On-hand inventory	$ 5,431	$ 13,233	$ 25,438
In-transit inventory	32,532	18,435	-
Total inventory	$ 37,963	$ 31,668	$ 25,438

4. Commitments and Contingencies:

In certain cases, original design manufacturers ("ODM") create and use tooling in the production of Gateway Professional Business' products but do not transfer title to Gateway Professional Business or require Gateway Professional Business to pay upfront for the tooling. These items are retained by the ODM and their cost is amortized into the amounts billed to Gateway Professional Business as the products are built and shipped to Gateway Professional Business. This tooling is not an asset of Gateway Professional Business' and is not considered an obligation to pay, unless Gateway Professional Business purchases the product units using this tool. As such, Gateway Professional Business has not recognized either an asset or a liability related to these items. Any potential contingent obligation up to $1.0 million may still be incurred in the event of lower production volumes than originally projected or a cancellation of certain PC platforms.